Branch 18
811-00352
(Invesco Growth Fund)

40 - 33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


05003828

December 29, 2004


PROCESSING
SECTION
RECEIVED
JAN 03 2005
185
WASH. D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of an **Order** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes / V.V.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-122904SEC.doc
122904 (1) vxv

ORIGINAL

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

v. CV 304-031

INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,

Defendants.

ORDER

The reference of any issues or motions to the United States Magistrate Judge in the captioned case is **HEREBY WITHDRAWN**. Henceforth all motions pending or subsequently filed in this case shall be resolved by the presiding District Judge, unless otherwise directed by the District Judge who succeeds me in this case. Further, there is a facet of this case wherein my impartiality might reasonably be questioned. Accordingly, the entire matter is assigned to the Honorable William T. Moore, Jr., Chief United States District Judge, for plenary disposition or reassignment, as he deems appropriate.

ORDER ENTERED at Augusta, Georgia, this 23rd day of December, 2004.

UNITED STATES DISTRICT JUDGE

DHB (40)

27

AO 72A
(Rev 8/82)